UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
Financial Statements and Supplemental Schedule
For the years ended December 31, 2008 and 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 29, 2010

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2008 and 2009

	2008	2009
Assets:
Investments, at fair value:
Mutual funds	$34,518,233	$33,595,978
Common commingled trusts		10,634,285
Kulicke and Soffa Industries, Inc. common stock	2,684,078	6,463,791
Self directed brokerage accounts	518,297	670,106
Participant loans	257,976	668,152
Total investments	37,978,584	52,032,312
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	305,267
Net assets available for benefits	$37,978,584	$52,337,579

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the years ended December 31, 2008 and 2009

	2008	2009
ADDITIONS:
Investment income:
Interest and dividends	$1,274,325	$306,967
Net appreciation on fair value of investments	-	13,555,687
	1,274,325	13,862,654
Contributions:
Employer non-cash (common stock)	1,153,789	869,124
Qualified non-elective contribution	-	886
Employer cash (one timer pension rollover)	113,268	-
Employee	2,253,752	1,664,335
Rollover		52,868
	3,520,809	2,587,213

Total additions	4,795,134	16,449,867

DEDUCTIONS:
Net depreciation on fair value of investments	24,260,782	-
Benefit payments	4,264,315	14,541,015
Administrative and other fees	88,495	60,119
Total deductions	28,613,592	14,601,134

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFER	(23,818,458)	1,848,733

Transfer from Orthodyne	-	12,510,262

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(23,818,458)	14,358,995

Net assets available for benefits:
Beginning of year	61,797,042	37,978,584
End of year	$37,978,584	$52,337,579

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2008 and 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on January 1, 1987 and has been amended with the latest amendment on December 28, 2009. Full-time employees that are at least 18 years old are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On November 9, 2009, Orthodyne Electronics Inc (“Orthodyne”), a wholly owned subsidiary of the Company, transferred the net assets of its plan into the Company’s Plan. The transfer increased the net assets available for benefits by $12,510,262.

Contributions

The Plan allowed for employee contributions and matching Company contributions in varying percentages. Participants may contribute up to 25% of their compensation, on a before-tax or after-tax basis, subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan was amended on November 8, 2009 to allow participant after tax contributions of up to 85% of their compensation when combined with their before-tax contributions.

In the fourth quarter of 2009, the Plan amended the Company matching contributions. For employees with less than 15 years of service the Company will make matching contributions of 100% of the employee contribution up to 4% of eligible compensation. If the employee has 15 years or more years of vesting service, the Company will make matching contributions of 100% of the employee contribution up to 6% of eligible compensation. Additionally, grandfathered matching contributions of 75% of the employee’s salary deferral were made to active participants who have been in service since December 31, 1995. The Company’s contributions were satisfied by shares of Company common stock, valued at the market price on the date of the matching contribution. In July 2008, the Company made a one time cash contribution of $113,268 which was distributed to all active participants of the Plan as a result of terminating the Kulicke and Soffa Retirement Pension Plan (the “Retirement Plan”) in March 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocation of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and administrative and other fees. Allocations are based upon participant earnings or account balances, as defined. Participants are entitled to their vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company’s matching contribution to the participant’s account is based upon years of service. Prior to November 9, 2009, participants became 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, and 100% vested after 4 years of service. Effective November 9, 2009, the Company amended the vesting service to 50% vested after one year of service and 100% vested after 2 years of service. If a participant attains the age of 65, dies, or becomes disabled while actively working for the Company, the participant’s account becomes 100% vested.

Payment of Benefits

Upon termination of service, a participant or beneficiary will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”), and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued revised accounting guidance which establishes the FASB Accounting Standards Codification (“ASC”) as the authoritative source for accounting principles of non-governmental entities to conform to GAAP used in the preparation of financial statements. The ASC is not intended to change existing guidance for public companies. The new guidance is effective for interim and annual reporting periods ending after September 15, 2009.

Use of Estimates

The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid by the Plan.

Valuation of Investments

Mutual funds and Company common stocks are stated at fair value based on quoted market prices. Participant loans are valued at cost, which approximates fair value. The Company also offers Participants two commingled trust funds, the JP Morgan Stable Asset Income Fund and the State Street Global Advisors S&P 500 Index Fund. Commingled trust funds provide investors with access to investments that are pooled under a common investment strategy. The funds may come from trusts or other managed funds with common strategies. These funds allow for greater efficiency and lower transaction costs. Common commingled trust funds are stated at fair value and valued daily based principally on the quoted market prices of the underlying securities.

The JP Morgan Stable Asset Income Fund is a common commingled trust fund invested primarily in high quality investment contracts called “benefit responsive wraps,” issued by AIG (A-), Monumental Ins. Co (AA-), and ING (AA-). The wrap contracts, which are issued by insurance companies and banks provide principal preservation of participant balances and provide stable returns. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt.  The wrap contracts are fully benefit-responsive and are recorded at contract value. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the plan. Participant withdrawals from the plan are required to be at contract value. The year to date rate of return was 1.92% and crediting rate of the Fund ranged between 0.34% and 2.50% for the year ended December 31, 2009. Contract value, as reported to the Plan by the fund managers, represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuers or otherwise.  The crediting interest rate is based on a formula agreed upon the issuers, but may not be less than zero.  Such rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Plan Benefits for 2009 presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits for 2009 is prepared on a contract value basis.

The State Street Global Advisors S&P 500 Index Fund is classified as a commingled trust.  Common commingled trust funds are stated at fair value and valued daily based principally on the quoted market prices of the underlying securities. The Fund seeks to replicate the returns and characteristics of the S&P 500 Index. To achieve its objective, the fund invests in a portfolio that owns units of one or more portfolios that hold securities of the S&P 500 Index, in the same capitalization weights as they appear in the Index. The year to date rate of return of the Fund was 26.61% for the year ended December 31, 2009.Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the change in the fair value of assets from one period to the next and realized gains and losses.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.	INVESTMENTS

Effective January 1, 2008, the Plan adopted accounting guidance for “Fair Value Measurements” for financial assets and liabilities.  The fair value measurements guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurements guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and establishes a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources and those based on an entity’s own assumptions.  The hierarchy prioritizes the inputs to fair value measurement into three levels:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2
Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, excluding those included in Level 1, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables reflect the Plan’s investment assets at fair value, by level within the fair value hierarchy, as of December 31, 2008 and 2009:

	Fair Value Of Investments as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$34,518,233			$34,518,233
Kulicke and Soffa Industries, Inc. common stock	2,684,078			2,684,078
Self directed brokerage accounts	518,297			518,297
Loans to participants			$257,976	257,976
Total investment assets at fair value	$37,720,608	$-	$257,976	$37,978,584

	Fair Value Of Investments as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$13,286,259			$13,286,259
Blended	8,170,053			8,170,053
Fixed Income	4,452,585			4,452,585
Index	4,143,804			4,143,804
International Growth	3,543,277			3,543,277
Common commingled trusts		$10,634,285		10,634,285
Kulicke and Soffa Industries, Inc. common stock	6,463,791			6,463,791
Self directed brokerage accounts	670,106			670,106
Loans to partcipants			$668,152	668,152

Total investment assets at fair value	$40,729,875	$10,634,285	$668,152	$52,032,312

The following table reflects a reconciliation of the beginning and ending balances of the Plan’s Level 3 assets for the years ended December 31, 2008 and 2009:

	Level 3 Investment
	Participant Loans
	2008	2009
Balance, beginning of the year	$262,065	$257,976
Disbursements/(repayments), net	(4,089)	410,176
Balance, end of year	$257,976	$668,152

The following table reflects investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2009:

	2008	2009
American Century Investments - Growth	*	$11,322,136
JP Morgan Stable Asset Income Fund	*	7,133,332
Kulicke and Soffa Industries, Inc. common stock	$2,684,078	6,463,791
PIMCO Total Return	*	4,292,652
Wells Fargo Advantage 2020	*	4,118,533
American Funds - Euro Pacific Growth Funds	*	3,543,277
State Street Global Advisors - S&P 500 (R) Index Fund	*	3,500,953
Fidelity Growth Companies Fund	8,595,175	*
Fidelity Retirement Money Market Portfolio	6,079,176	*
Spartan U.S. Equity Index Fund	2,956,368	*
Fidelity Puritan Fund	2,730,425	*
Fidelity Ginnie Mae Fund	2,075,824	*
Fidelity Diversified International	1,929,058	*

*           Investment is under 5% of the Plan’s net assets available for benefits for respective year.

The following table reflects the net appreciation and net depreciation on fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the years ended December 31, 2008 and 2009:

	2008	2009

Mutual funds	$(18,212,515)	$7,331,001
Common commingled trusts (Note 2)	-	102,390
Kulicke and Soffa Industries, Inc. common stock	(6,048,267)	6,122,296
	$(24,260,782)	$13,555,687

4.	RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS

The following table reconciles the net assets available for benefits per these financial statements to the Plan’s Form 5500 filed with the IRS for the year ended December 31, 2009:

2009

Net assets available for benefits per the financial statements	$52,337,579
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(305,267)
Net assets available for benefits per the Form 5500	$52,032,312

5.	PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with prevailing market rates for similar loans, as defined (4.63% and 3.25% for loans issued during the years ended December 31, 2008 and 2009, respectively). Participants are permitted to have up to two loans outstanding at any time. Principal and interest is repaid ratably through payroll deductions. Participants pay a $100 loan initiation fee for each loan.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

7.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Since the date of this letter, the Company has made amendments to the Plan. The Plan’s tax counsel believes that the Plan is properly designed to be in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

8.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2008 and 2009 forfeited non-vested accounts totaled $376,712 and $467,904 respectively. For the years ended December 31, 2008 and 2009, $74,104 and $60,119 respectively, was used from the forfeiture account to pay Plan expenses.

9.	RELATED PARTIES

Certain Plan assets are shares of a common collective trust managed by JP Morgan Retirement Plan Services (“JP Morgan”). JP Morgan is the trustee of the Plan. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. common stock.  Therefore, transactions in these investments qualify as party-in-interest transactions.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
EIN 23-1498399 Plan 02
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value	% Of Assets

	American Century Investments	American Century Investments - Growth - Inst		$11,322,136	21.76%
*	JP Morgan	JP Morgan Stable Asset Income Fund		7,133,332	13.71%
*	Kulicke and Soffa Industries Inc	Kulicke and Soffa Industries, Inc. Common Stock		6,463,791	12.42%
	PIMCO	PIMCO Funds - PIMCO Total Return		4,292,652	8.25%
	Wells Fargo	Wells Fargo Advantage - Target 2020		4,118,533	7.92%
	American Funds	American Funds - Europacific Growth Fund		3,543,277	6.81%
	State Street Global Advisors	State Street Global Advisors - S&P 500 (R) Index		3,500,953	6.73%
	Wells Fargo	Wells Fargo Advantage - Target 2050		2,405,818	4.62%
	Artisan Funds	Artisan Funds - Mid Cap Value Fund		1,757,293	3.38%
	Eaton Vance	Eaton Vance - Large Cap Value Fund A		1,369,018	2.63%
	Prudential	Prudential - Jennison Mid Cap Growth Fund CL Z		1,245,867	2.39%
	Invesco	Invesco AIM - AIM Small Cap Equity Fund		780,569	1.50%
	Self Directed Brokerage Account	CISC Self Directed Brokerage Account		670,106	1.29%
	Wells Fargo	Wells Fargo Advantage - Target Today		516,171	0.99%
	Wells Fargo	Wells Fargo Advantage - Target 2040		377,538	0.73%
	Wells Fargo	Wells Fargo Advantage - Target 2015		308,753	0.59%
	Vanguard	Vanguard - Small-Cap Index Fund		290,761	0.56%
	Fidelity Investments	Fidelity - Spartan International Index Fund		200,240	0.38%
	Wells Fargo	Wells Fargo Advantage - Target 2030		161,040	0.31%
	Vanguard	Vanguard - Total Bond Market Index		159,933	0.31%
	Vanguard	Vanguard - Mid-Cap Index Fund		151,849	0.29%
	Wells Fargo	Wells Fargo Advantage - Target 2035		136,435	0.26%
	Van Kampen	Van Kampen Funds - Small Cap Value Fund A		124,503	0.24%
	Wells Fargo	Wells Fargo Advantage - Target 2025		123,886	0.24%
	Fidelity Investments	Fidelity - Fidelity Adv Small Cap		112,323	0.22%
	American Funds	American Funds - New Perspective Fund		49,608	0.10%
	Wells Fargo	Wells Fargo Advantage - Target 2010		19,495	0.04%
	GE Mutual Funds	GE Mutual Funds - International Equity Fund		15,610	0.03%
	Pricipal Funds	Principal Funds - Mid Cap Blend		10,285	0.02%
	Wells Fargo	Wells Fargo Advantage - Target 2045		2,385	0.00%

*	Participant Loans	Interest rates from (3.25% to 9.25%), maturity dates vary through 2030, secured by account balances		668,152	1.28%
				$52,032,312	100.00%

* Represents a party-in-interest for which a statutory exemption exists.
** All investments are participant directed therefore disclosure of cost is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE and SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 29, 2010	By:	/s/ David J. Anderson
David J. Anderson
Chairman, Kulicke and Soffa Industries, Inc.
Plan Administrator Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm